Press Release	October 28, 2021

Largo Resources to Release Third Quarter 2021 Financial Results on

November 10, 2021

  Shareholder webcast and conference call with Ian Robertson, Co-Chair of the Board of Directors, Paulo Misk, President and CEO, Ernest Cleave, CFO and Paul Vollant, VP of Commercial will be conducted at 9:00 a.m. ET on Thursday, November 11, 2021

TORONTO - Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) will release its third quarter 2021 financial results on Wednesday, November 10, 2021, after the close of market trading. Additionally, the Company will host a webcast and conference call to discuss its third quarter 2021 operating and financial results on Thursday, November 11 at 9:00 a.m. ET.

Details of the webcast and conference call are listed below:

Date:	Thursday, November 11, 2021
Time:	9:00 a.m. ET
Webcast Registration Link:	https://produceredition.webcasts.com/starthere.jsp?ei=1510027&tp_key=8437e02a6

Dial-in Number:	Local / International: +1 (647) 792-1241
North American Toll Free: +1 (866) 269-4261
Conference ID:	6358846
Replay Number:	Local / International: + 1 (647) 436-0148
North American Toll Free: +1 (888) 203-1112
Replay Passcode: 6358846
Website:	To view press releases or any additional financial information, please visit the Investor Relations section of the Largo Resources website at: www.largoresources.com/English/investor-resources

About Largo

Largo is a Canadian-based company that has historically been solely committed to the production and supply of high-quality vanadium products. The Company believes that the development and sale of vanadium-based electrical energy storage systems to support the planet's on-going transition to renewable energy presents both an attractive economic opportunity for the use of the Company's vanadium products and an opportunity to enhance the Company's sustainability. Consequently, the Company is in the process of vertically integrating its highly efficient vanadium production operations with its vanadium-based energy storage technology to create a unique competitive advantage in the rapidly growing long duration energy storage market. The Company is confident that using its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil, in its VCHARGE± vanadium redox flow battery technology results in a competitive and practical long duration energy storage product.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoresources.com.

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For further information, please contact:

Investor Relations:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416‐861‐9797